Clifford Chance Partnerschaft mit beschränkter Berufshaftung JUNGHOFSTRAßE 14 60311 Frankfurt am Main Germany Tel +49 69 7199 01 Fax +49 69 7199 4000 www.cliffordchance.com

VIA EDGAR

Joseph Ambrogi and Pam Howell

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404	March 2, 2023

Re	Pegasus Digital Mobility Acquisition Corp.

Preliminary Proxy Statement filed on Schedule 14A

Filed February 21, 2023

Responses to Staff comments made by letter dated February 28, 2023

Dear Mr. Ambrogi and Ms. Howell:

On behalf of our client, Pegasus Digital Mobility Acquisition Corp., a Cayman Islands exempted company (the "Company"), we submit to the staff of the United States Securities and Exchange Commission (the "Staff") this letter setting forth the Company's response to the comment contained in the Staff's letter dated February 28, 2023 (the "Comment Letter") in connection with the Company's Preliminary Proxy Statement filed on Schedule 14A, which the Company filed on February 21, 2023 (the "Preliminary Proxy Statement"). Concurrent with the submission of this response letter, the Company is submitting Amendment No. 1 of the Preliminary Proxy Statement on Schedule 14A (the "Amended Proxy Statement") via EDGAR. The Amended Proxy Statement contains updated disclosure in response to the Staff's comment made in the Comment Letter. Attached as Annex A to this letter is a marked copy showing the changed pages of the Amended Proxy Statement for reference.

The Staff's comment is repeated below in bold and is followed by the Company's response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Proxy Statement.

Preliminary Proxy Statement filed February 21, 2023

General

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Clifford Chance PARTNERSCHAFT MIT BESCHRÄNKTER BERUFSHAFTUNG

Company Response:

The sponsor, Pegasus Digital Mobility Sponsor LLC, is incorporated as a Cayman Islands limited liability company and is therefore a non-U.S. person. We believe the risk factor disclosure previously included in part addresses the above request, but we have expanded the wording in the Amended Proxy Statement in accordance with the Staff's instructions and to provide further clarity on this point. Please see the risk factor now entitled "The Company and the Sponsor are both incorporated in the Cayman Islands and the Company's ability to complete an initial business combination may be impacted if such initial business combination is subject to U.S. foreign investment or other regulations and review by a governmental entity, such as the Committee on Foreign Investment in the United States ("CFIUS").".

If you have any questions regarding the Amended Proxy Statement, please contact Sarah Steece at +44 20 7006 3179 or sarah.steece@cliffordchance.com or George Hacket at +49 69 7199 3103 or george.hacket@cliffordchance.com.

Sincerely,

/s/ George Hacket

c.c.	Pegasus Digital Mobility Acquisition Corp

Jeremy Mistry

Clifford Chance PARTNERSCHAFT MIT BESCHRÄNKTER BERUFSHAFTUNG

Annex A

PRELIMINARY PROXY STATEMENT — SUBJECT TO COMPLETION, DATED FEBRUARY 21, 2023

PEGASUS DIGITAL MOBILITY ACQUISITION CORP.

260 Mason Street, Greenwich, CT 06830

Dear Shareholders of Pegasus Digital Mobility Acquisition Corp.:

You are cordially invited to attend the extraordinary general meeting (“Extraordinary General Meeting”) of shareholders of PEGASUS DIGITAL MOBILITY ACQUISITION CORP.,a Cayman Islands exempted company (“Company,” “we,” “us” or “our”) to be held on , 2023, at , Eastern Time, or at such other time, on such other date and at such other place to which the meeting may be adjourned. The Extraordinary General Meeting will be held at the offices of                          located at                     and virtually over the internet via live audio webcast at https://                         .

You will be permitted to attend the Extraordinary General Meeting in person at the offices of only to the extent consistent with, or permitted by,applicable law and directives of public health authorities. The virtual meeting format allows attendance from any location in the world. You will be able to attend the Extraordinary General Meeting virtually online,vote and submit your questions during the Extraordinary General Meeting by visiting https://                                and entering the 12-digit control number found on your proxy card or notice of the Extraordinary General Meeting.

Your vote is very important. Whether you plan to attend the Extraordinary General Meeting or not, please vote as soon as possible by following the instructions in the accompanying proxy statement to make sure that your shares are represented and voted at the Extraordinary General Meeting. If you are a shareholder of record, please complete, sign, date and return your proxy card in the postage-paid envelope as soon as possible and to be received by Morrow Sodali LLC (the "Proxy Agent") by no later than 48 hours before the time appointed for the Extraordinary General Meeting to commence. Submitting a proxy now will not prevent you from being able to attend and cast your vote online at the Extraordinary General Meeting. If your shares are held in “street name”in an account at a brokerage firm or bank, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that the shares you beneficially own are represented and voted at the Extraordinary General Meeting. In this regard, you must instruct your broker, bank or other nominee how to vote the shares you beneficially own, or if you wish to attend and vote at the Extraordinary General Meeting (including virtually online) you must timely obtain a legal proxy from your brokerage firm, bank or other nominee and follow the instructions detailed in the accompanying proxy statement.

The accompanying proxy statement describes the business the Company will conduct at the Extraordinary General Meeting and provides information about the Company that you should consider when you vote your shares.

As set forth in the accompanying proxy statement, at the Extraordinary General Meeting, you will be asked to consider and vote upon the following proposals:

1.	Proposal No. 1 — The Articles Amendment Proposal — A proposal, by special resolution, to amend and restate the Company’s current amended and restated memorandum and articles of association (the “Memorandum and Articles”) by adopting the second amended and restated memorandum and articles of association in the form set forth in Annex A of the accompanying proxy statement (the “Second Amended and Restated Memorandum and Articles”), including to (i) make certain updates to reflect the decision by the board of directors of the Company (the “Board”) to exercise the first extension option in accordance with the Memorandum and Articles pursuant to which the date by which the Company has to consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination (“business combination”) was extended from January 26, 2023 to April 26, 2023 (being the date falling 18 months after the consummation of the Company’s initial public offering (“IPO”)) (the “First Extension” and such date, the “First Extended Date”), (ii) amend the amount which the Company’s sponsor, Pegasus Digital Mobility Sponsor LLC (“Sponsor”) is required to deposit in the Company’s trust account (the “Trust Account”) maintained by Continental Stock Transfer & any adjournment thereof. Only holders of record of Ordinary Shares on such date are entitled to have their votes counted at the Extraordinary General Meeting or any adjournment thereof.

You are not being asked to vote on an initial business combination at this time. If the Articles Amendment Proposal is approved and you do not elect to redeem all your Public Shares, you will retain the right to vote on any such business combination when and if it is submitted to shareholders (provided that you are a shareholder on the applicable record date) and the right to redeem your remaining Public Shares for cash in the event a business combination is approved and completed or in the event we have not consummated a business combination within the applicable time limits outlined in the Second Amended and Restated Memorandum and Articles. There can be no assurance that we will exercise the Second Extension or Third Extension and, if exercised, that we will be able to complete a business combination before the Second Extended Date or Third Extended Date as applicable, or at all.

THE BOARD HAS DETERMINED THAT EACH OF THE PROPOSALS ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND RECOMMENDS THAT YOU VOTE OR GIVE INSTRUCTION TO VOTE “FOR” EACH OF THE ARTICLES AMENDMENT PROPOSAL AND, IF PRESENTED, THE ADJOURNMENT PROPOSAL.

All of our shareholders are cordially invited to attend the Extraordinary General Meeting.

A shareholder’s failure to vote in person or by proxy at the Extraordinary General Meeting will not be counted towards the number of Ordinary Shares required to validly establish a quorum. Abstentions and broker non-votes, while considered present in connection with the determination of whether a valid quorum is established, will not count as votes cast and will have no effect on the outcome of the votes on the proposals.

If you have any questions or need assistance voting your Ordinary Shares, please contact ~~our Proxy Agent~~Morrow Sodali LLC (the “Proxy Agent”), by calling +1 (800) 662-5200, or banks and brokers can call collect at +1 (203) 658-9400, or by emailing   ~~.~~ PGSS.info@investor.morrowsodali.com.

On behalf of our Board, we would like to thank you for your support of Pegasus Digital Mobility Acquisition Corp.

, 2023

By Order of the Board of Directors

Dr. Sir Ralf Speth
Chairman and Chief Executive Officer

If you return your proxy card signed and without an indication of how you wish to vote, your shares will be voted in favor of each of the proposals.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) IF YOU HOLD PUBLIC SHARES AS PART OF UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING PUBLIC SHARES AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (2) SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT BY 5:00 P.M. EASTERN TIME ON                          , 2023 (AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING) THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (3) DELIVER YOUR PUBLIC SHARES TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. IF THE ARTICLES AMENDMENT PROPOSAL IS NOT APPROVED AND IMPLEMENTED, THEN THESE PUBLIC SHARES SHALL NOT BE REDEEMED AND SHALL BE RETURNED TO YOU OR YOUR ACCOUNT.

This proxy statement is dated                     , 2023 and is first being mailed to our shareholders on or about                     , 2023.

Russian military actions and the resulting sanctions, the COVID-19 pandemic, supply chain disruptions and rising inflation rates have adversely affected and could continue to adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds if needed.

Any of the above-mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial.

A new 1% U.S. federal excise tax could be imposed on us in connection with redemptions by us of our shares.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic corporations and certain domestic subsidiaries of publicly traded foreign corporations occurring after December 31, 2022. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. On December 27, 2022, the U.S. Department of the Treasury (the “Treasury”) issued a notice that it intends to publish proposed regulations addressing the application of the excise tax (the “Notice”). To provide taxpayers with interim guidance, the Notice describes certain rules upon which taxpayers are generally entitled to rely until publication of the proposed regulations.

Any redemption or other repurchase that occurs after December 31, 2022 in connection with a business combination — particularly one that may involve a combination with a U.S. entity and/or re-domestication as a U.S. corporation — may be subject to the excise tax. Whether and to what extent we would be subject to the excise tax would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with any such business combination, (ii) the status of the target (for example, whether the target is a domestic corporation) and the structure of any such business combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with any such business combination (or otherwise issued not in connection with such business combination but issued within the same taxable year of the business combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by us, and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in our ability to complete a business combination or the cash available on hand to complete a business combination.

The Company and the Sponsor are both incorporated in the Cayman Islands and the Company’s ability to complete an initial business combination may be impacted if such initial business combination is subject to U.S. foreign investment or other regulations and review by a governmental entity, such as the Committee on Foreign Investment in the United States (“CFIUS”).

CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons to determine the effect of such transactions on the national security of the United States. ~~If~~The Company is a Cayman Islands exempted company and the Sponsor is a Cayman Islands limited liability company, meaning both are non-U.S. persons. Due to regulations that limit foreign ownership in certain U.S. businesses, the pool of potential target companies with which the Company may be able to consummate a business combination may be limited or it may be more difficult or costly to ultimately achieve such a business combination relative to other special purpose acquisition companies that are not subject to such restrictions. For example, if the Company were to be party to a business combination that were to fall within CFIUS’s jurisdiction, the Company may determine that it is required to make a mandatory filing or, where a mandatory filing is not required, that it will submit a voluntary filing to CFIUS, subjecting itself to the applicable statutory review period and potential CFIUS mitigation, or proceed with the initial business combination without notifying CFIUS and risk potential CFIUS intervention, before or after closing the initial business combination. In such instances, CFIUS may

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Do I need to request that my shares be redeemed whether I vote for or against the Articles Amendment Proposal?	Yes. Whether you vote for or against the Articles Amendment Proposal or if you vote at all, and regardless of whether you are a holder of Public Shares on the record date for the Extraordinary General Meeting, you may elect to redeem your Public Shares. However, you will need to submit a redemption request for your Public Shares. See “How do I redeem my Public Shares?” for more information about the procedures to follow to redeem your Public Shares.

If I do not exercise my redemption rights now, would I still be able to exercise my redemption rights in connection with a proposed business combination?	Unless you elect to redeem all of your Public Shares at this time, you will be able to exercise redemption rights in respect of any future initial business combination, subject to any limitations set forth in the Second Amended and Restated Memorandum and Articles (assuming the Articles Amendment Proposal is approved).

How do I change my vote?	If you are a shareholder of record at the close of business on the record date for the Extraordinary General Meeting, you may change your vote after you have mailed a signed proxy by sending a later-dated, signed proxy card to our Proxy Agent ~~at ,~~, Morrow Sodali LLC, at 333 Ludlow Stree., 5th Floor, South Tower, Stamford, CT 06902 so that it is received no later than 48 hours before the time appointed for the Extraordinary General Meeting to commence or by attending the Extraordinary General Meeting in person (including online) and voting. You also may revoke your proxy by sending a notice of revocation to the same address, which must be received by our Proxy Agent no later than 48 hours before the time appointed for the Extraordinary General Meeting to commence.

Please note, however, that if on the record date for the Extraordinary General Meeting your shares were held, not in your name, but rather in an account at a brokerage firm, custodian bank, or other nominee then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. If your shares are held in street name, you must contact your broker, bank or other nominee to change your voting instructions or, if you wish to attend the Extraordinary General Meeting in person (including online) and vote at the Extraordinary General Meeting, you must obtain a legal proxy from the broker, bank or other nominee holding your shares, confirming your beneficial ownership of the shares and giving you the right to vote your shares and e-mail a copy (a legible photograph is sufficient) of your proxy to Continental, the transfer agent, at proxy@continentalstock.com no later than 72 hours prior to the Extraordinary General Meeting. Beneficial owners who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow

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If the Articles Amendment Proposal is approved and implemented, you will also be able to redeem your Public Shares (i) on July 26, 2023 if the if the Board elects to exercise the Third Extension, (ii) in connection with any proposed initial business combination, or (iii) if we have not consummated a business combination within the applicable time limit provided by the Second Amended and Restated Memorandum and Articles.

What should I do if I receive more than one set of voting materials?	You may receive more than one set of voting materials, including multiple copies of this Proxy Statement and multiple proxy cards or voting instruction cards, if your shares are registered in more than one name or are registered in different accounts. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Who is paying for this proxy solicitation?	We will pay for the entire cost of soliciting proxies. We have engaged Morrow Sodali LLC (“Proxy Agent”) to assist in the solicitation of proxies for the Extraordinary General Meeting. We have agreed to pay the Proxy Agent its customary fee and out-of-pocket expenses. We will also reimburse the Proxy Agent for reasonable out-of- pocket expenses and will indemnify the Proxy Agent and its affiliates against certain claims, liabilities, losses, damages and expenses. In addition to these mailed proxy materials, our directors and officers may also solicit proxies in person, by telephone or by other means of communication. These parties will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

Who can help answer my questions?	If you have questions about the Extraordinary General Meeting or the proposals to be presented thereat or if you need additional copies of the Proxy Statement or the enclosed proxy card you should contact our Proxy Agent at:

Individuals call toll-free: +1 (800) 662-5200
Banks and brokerages, please call ~~Email~~: +1 (203) 658-9400 Email: PGSS.info@investor.morrowsodali.com
If you have questions regarding the certification of your position or delivery of your ordinary shares, please contact: Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor New York, NY 10004
Attn: SPAC Redemption Team
E-mail: spacredemptions@continentalstock.com

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You may also obtain additional information about us from receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign, date and return all proxy cards to ensure that all of your shares are voted. Votes submitted by mail must be received by             , Eastern Time, on                     , 2023, being 48 hours before the time appointed for the holding of the Extraordinary General Meeting (or, in the case of an adjournment, no later than 48 hours before the time appointed for the holding of the adjourned meeting). If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the Articles Amendment Proposal and the Adjournment Proposal, if presented at the Extraordinary General Meeting. You may still virtually attend the Extraordinary General Meeting and vote online even if you have already voted by proxy, with such vote superseding your proxy vote.

Whether or not you plan to attend the Extraordinary General Meeting, we urge you to vote by proxy to ensure your vote is counted. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope.

Beneficial Owners

If your Ordinary Shares are held in an account through a broker, bank or other nominee or intermediary, you must instruct the broker, bank or other nominee how to vote your shares by following the instructions that the broker, bank or other nominee provides you along with this proxy statement. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your shares, so you should read carefully the materials provided to you by your broker, bank or other nominee or intermediary.

If you wish to attend and vote your shares at the Extraordinary General Meeting (including online), you must first obtain a legal proxy from your broker, bank or other nominee that holds your shares and e-mail a copy (a legible photograph is sufficient) of your legal proxy to Continental at proxy@continentalshare.com. Beneficial owners who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the Extraordinary General Meeting. Beneficial owners who wish to attend the Extraordinary General Meeting should contact Continental no later than 72 hours prior to the Extraordinary General Meeting to obtain this information. Beneficial owners should contact their bank, broker or nominee for instructions regarding obtaining a legal proxy.

If you do not provide voting instructions to your bank, broker or other nominee or intermediary and you do not obtain a legal proxy in accordance with the procedure described above and vote your shares at the Extraordinary General Meeting, your shares will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority to vote. In these cases, the bank, broker or other nominee or intermediary will not be able to vote your shares on those matters for which specific authorization is required. Brokers do not have discretionary authority to vote on any of the proposals.

Proxies

Our Board is asking for your proxy. Giving our Board your proxy means you authorize the one or more individuals named on the proxy card who will be at the Extraordinary General Meeting to vote your shares for you at the Extraordinary General Meeting in the manner you direct. You may vote for, against or withhold your vote for each proposal or you may abstain from voting. All valid proxies received prior to the Extraordinary General Meeting will be voted. All shares represented by a valid proxy will be voted, and where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the specification so made. If no choice is indicated on the proxy, the shares will be voted “FOR” the Articles Amendment Proposal and, if presented, the Adjournment Proposal and as the proxy holders may determine in their discretion with respect to any other matters that may properly come before the Extraordinary General Meeting.

Shareholders who have questions or need assistance in completing or submitting their proxy cards should contact our Proxy Agent, Morrow Sodali LLC, at +1 (800) 662-5200 or by sending an email to ~~.~~ PGSS.info@investor.morrowsodali.com. Banks and brokerages may call collect at +1 (203) 658-9400.

Shareholders who hold their shares in “street name,” meaning the name of a broker, bank or other obtain a legal proxy from the record holder to vote their shares at the Extraordinary General Meeting and follow the instructions detailed above on how to vote their shares at the Extraordinary General Meeting.

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Revocability of Proxies

If you are a shareholder of record at the close of business on the record date for the Extraordinary General Meeting, you may change your vote after you have mailed a signed proxy by sending a later-dated, signed proxy card to our Proxy Agent at 333 Ludlow Street, 5th Floor, South Tower, Stamford, CT 06902, so that it is received no later than 48 hours before the time appointed for the Extraordinary General Meeting to commence or by attending the Extraordinary General Meeting in person (including online) and voting. You also may revoke your proxy by sending a notice of revocation to the same address, which must be received by our Proxy Agent no later than 48 hours before the time appointed for the Extraordinary General Meeting to commence.

Simply attending the Extraordinary General Meeting will not constitute a revocation of your proxy. If your shares are held in the name of a broker, bank or other nominee who is the record holder, you must follow the instructions of your broker or other nominee to revoke a previously given voting instruction.

Attendance at the Extraordinary General Meeting

Only registered holders of Ordinary Shares at the close of business on the record date,their proxy holders and guests we may invite may attend the Extraordinary General Meeting.

The Extraordinary General Meeting will be held on                               , 2023 at                               , Eastern Time, at the offices of                                located at                                and virtually over the internet via live audio webcast at https://                                                  . You will be able to attend the Extraordinary General Meeting virtually online by logging into the meeting website and entering the 12-digit control number found on your proxy card or notice of the Extraordinary General Meeting. In order to vote or submit a question during the Extraordinary General Meeting, you will also need the 12-digit control number found on your proxy card or notice of the Extraordinary General Meeting. If you do not have the control number,you will be able to listen to the Extraordinary General Meeting only by registering as a guest and you will not be able to vote or submit your questions during the Extraordinary General Meeting.

If you wish to attend the Extraordinary General Meeting but you hold your shares in “street name” through a broker, bank or other nominee, you must follow the instructions detailed above on how to attend the Extraordinary General Meeting.

Solicitation of Proxies

Your proxy is being solicited by our Board on the proposals being presented to shareholders at the Extraordinary General Meeting. The Company has agreed to pay a fee of $ . The Company will reimburse the Proxy Agent for reasonable out-of-pocket expenses and will indemnify the Proxy Agent and its affiliates against certain claims, liabilities, losses, damages and expenses. In addition to these mailed proxy materials, our directors and officers may also solicit proxies in person, by telephone or by other means of communication. These parties will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners. You may contact the Proxy Agent at~~:~~ +1 (800) 662-5200 or by emailing PGSS.info@investor.morrowsodali.com. Banks and brokerages can call collect at +1 (203) 658-9400.

~~(banks and brokers can call collect at ( )               ) Email:~~

The cost of preparing, assembling, printing and mailing this proxy statement and the accompanying form of proxy, and the cost of soliciting proxies relating to the Extraordinary General Meeting, will be borne by the Company.

Some banks and brokers have customers who beneficially own Ordinary Shares listed of record in the names of nominees. We intend to request banks and brokers to solicit such customers and will reimburse them for their reasonable out-of-pocket expenses for such solicitations. If any additional solicitation of the

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WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read the Company’s SEC filings, including this proxy statement, over the Internet at the SEC’s website at https://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, the Company’s corporate website under the heading “SEC Filings” at https://www.pegasusdigitalmobility.com/. The Company’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement.

If you would like additional copies of this proxy statement or if you have questions about the Extraordinary General Meeting or the proposals to be presented thereat, you should contact our Proxy Agent, Morrow Sodali LLC, at the following address ~~and~~, telephone numbers and email:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Individuals, please call toll-free: +1 (800) 662-5200

~~Individuals, please call toll-free:( )~~           Banks and brokerages, please call: +1 (203) ~~Email:~~ 658-9400

Email: PGSS.info@investor.morrowsodali.com

You may also obtain these documents by requesting them in writing from the Company at the following address:

Pegasus Digital Mobility Acquisition

Corp. 260 Mason Street

Greenwich, CT 06830

Attn: Jeremey Mistry

Telephone: +1 (914) 980-8737

If you are a shareholder of the Company and would like to request documents, please do so by                                         , 2023 (one week prior to the Extraordinary General Meeting), in order to receive them before the Extraordinary General Meeting. If you request any documents from us,we will mail them to you by first class mail, or another equally prompt means.

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